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                                                                      EXHIBIT 16


                      [HARLAN & BOETTGER, LLP LETTERHEAD]


May 17, 1999


Office of Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We were the previous principal accountants for Composite Automobile Research, Ltd. (Registrant). On September 1, 1998, we reported on the financial statements of Composite Automobile Research, Ltd. as of and for the years ended June 30, 1998 and 1997.

On May 3, 1999, we notified the Company that we would no longer be serving as Composite Automobile Research Ltd.'s principal accountant. There have been no disagreements concerning accounting principals or disclosures. We have read item 4 of the Registrant's Form 8-K and agree with the content.

Very truly yours,

/s/ HARLAN & BOETTGER, LLP

Harlan & Boettger, LLP

H&B/njs


cc: Composite Automobile Research, Ltd.